VIA EDGAR AND FACSIMILE

June 19, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Mercury General Corporation

Form 10-K for the fiscal year ended December 31, 2008

Filed on March 2, 2009 and amended on March 13, 2009

Definitive Proxy Statement

Filed on March 31, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

Filed on May 8, 2009

Commission File No. 001-12257

Dear Mr. Rosenberg:

We are in receipt of the Staff’s letter dated June 5, 2009 with respect to the above-referenced filings of Mercury General Corporation (the “Company”). This letter is being provided in response to the comments raised by the Staff as set forth below.

As requested by the Staff’s letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company strives to provide readers of its public filings disclosure that is relevant, clear and meaningful, and that not only meets the technical disclosure requirements of the applicable filing, but is informative and transparent. Through its Management’s Discussion and Analysis of Financial Performance and Results of Operations, the Company seeks to provide readers sufficient information to permit an understanding of the Company’s financial condition, changes in its financial condition and results of its operations.

The Company’s responses to the Staff’s specific comments are numbered below to correspond to the numbered comments in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the applicable filings. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Form 10-K for the fiscal year ended December 31, 2008 as amended

Item 1. Business

Organization, page 4

1.	We note that your subsidiary, Mercury Casualty Company (“MCC”), entered into a Stock Purchase Agreement in October 2008 with Aon Corporation to acquire all of the membership interest of AIS Management LLC, a California limited liability company which is the parent of Auto Insurance Specialists LLC (“AIS”). We also note that AIS is an insurance broker that produced approximately 15%, 14% and 13% of your direct premiums written in 2008, 2007 and 2006, respectively. We further note that you may be required to pay additional consideration under this agreement over the next two years. Please file the Stock Purchase Agreement with Aon as an exhibit to your 10-K pursuant to Item 601(b)(1) of Regulation S-K or provide us with a detailed analysis supporting your determination that this agreement is not material to your business.

Response: The Company initially reported entry into the above-referenced Stock Purchase Agreement on a Form 8-K filed with the Commission on October 15, 2008. The Stock Purchase Agreement was filed with the Commission as an exhibit to the Company’s Form 10-Q for the quarterly period ended September 30, 2008, which was filed with the Commission on November 7, 2008. The Stock Purchase Agreement was incorporated by reference into the Company’s Form 10-K for the fiscal year ended December 31, 2008 as Exhibit 10.33.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 50

2.	Refer to your disclosure of “Operating income, net of tax.” The acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances. Excluding net realized investment gains (losses), net of tax that you have excluded from “Operating income, net of tax” appears to have the following attributes:

•	There is a past pattern of these items occurring in each reporting period;

•	The financial impact of these items will not disappear or become immaterial in the future; and

•	There is no unusual reason that the company can substantiate to identify the special nature of these items.

These attributes raise significant questions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to Questions 8, 9, and 21 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” Please revise your disclosure to eliminate this non-GAAP financial measure or tell us how your disclosure complies with Item 10 of Regulation S-K.

Response: Operating income is used by management along with the other components of net income (loss) to assess the Company’s performance. Management uses operating income as an important measure to evaluate the results of the Company’s insurance business. Management believes that the measure provides investors with a valuable measure of the Company’s ongoing performance as it reveals trends in the Company’s insurance business that may be obscured by the net effect of realized capital gains and losses. Realized capital gains and losses may vary significantly between periods and are generally driven by external economic developments such as capital market conditions. Accordingly, operating income excludes the effect of items that tend to be highly variable from period to period and highlights the results from ongoing operations and the underlying profitability of the Company’s core insurance business. Therefore, the Company believes that it is useful for investors to evaluate net income (loss) and operating income separately when reviewing and evaluating its performance. Notwithstanding the foregoing, the Company confirms that beginning with its Quarterly Report on Form 10-Q for the second quarter of 2009, it will discontinue its presentation and discussion of “Operating income, net of tax” in its periodic reports filed with the Commission.

The Company notes that investors, financial analysts, financial and business media organizations and rating agencies also utilize operating income results in their evaluation of the industry’s financial performance and in making investment decisions, recommendations and communications as operating income is commonly understood to represent a reliable, representative and consistent measurement of the industry and the Company’s underwriting performance. To permit this additional and meaningful analysis, the Company intends to continue to report operating income in its earnings releases and related current reports furnished to the Commission, with appropriate disclosures and reconciliations to the most comparable GAAP financial measure.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) Significant Accounting Policies

Investments, page 76

3.	Please explain in greater detail your basis for applying the fair value option under SFAS 159 to available-for-sale fixed maturity and equity securities, which you previously measured at fair value under SFAS 115. Also, explain the specific factors that you considered in reclassifying these investments from available-for-sale to trading, particularly using the guidance in paragraph 12 of SFAS 115. Also, explain why you classified fixed maturity investments as trading when the corresponding nominal average maturity was 13.9 years and the modified duration was 7.2 years at December 31, 2008.

Response: Please refer to Note 1, Significant Accounting Policies, Recently Issued Accounting Standards, 2nd paragraph relating to SFAS 159, wherein the Company stated, in part:

“The primary reasons for electing the fair value option were simplification and cost-benefit considerations as well as expansion of the use of fair value measurement consistent with the long-term measurement objectives of the FASB for accounting for financial instruments.”

The Company adopted SFAS 159 and elected to apply the fair value option to all short-term investments, available-for-sale fixed maturity and equity securities existing at the time of adoption and similar securities acquired subsequently. As disclosed in Note 1, Investments, 1st paragraph, the Company reclassified all available-for-sale securities to trading pursuant to SFAS 159, paragraph 29, which reads in part:

“If an entity elects the fair value option for a held-to-maturity or available-for-sale security, in conjunction with the adoption of this Statement, that security shall be reported as a trading security under Statement 115, but the accounting for a transfer to the trading category under paragraph 15(b) of Statement 115 does not apply.”

(2) Investments and Investment Income

Summary of Significant Valuation Techniques for Financial Assets and Financial Liabilities, page 89

4.	Where you disclose that you use third-party pricing services or broker/dealers to assist you in determining fair values, please revise your disclosure to discuss the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but should include the following:

•	The nature and amount of assets you valued using prices you obtained from pricing services, along with the classification in the fair value hierarchy;

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from pricing services;

•	The extent to which the pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

•

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Response: The Company will include the following expanded disclosure in its Quarterly Report on Form 10-Q for the second quarter of 2009. Changes are marked from the 2008 Form 10-K disclosures.

Summary of Significant Valuation Techniques for Financial Assets and Financial Liabilities

The Company obtained unadjusted fair values on approximately 99% of its portfolio from an independent pricing service. For less than 1% of its portfolio, the Company generally obtained specific unadjusted broker quotes from one knowledgeable outside security broker to determine the fair value of each security. For 0.1% of its portfolio, where the Company was not able to obtain fair values from the independent pricing service or outside security brokers, management performed discounted cash flow price modeling.

Level 1 Measurements – Fair values of financial assets and financial liabilities are obtained from an independent pricing service, and are based on unadjusted quoted prices for identical assets or liabilities in active markets. Additional pricing services and closing exchange values are used as a comparison to ensure realistic fair values are used in pricing the investment portfolio.

U.S. government bonds and agencies: U.S. treasuries and agencies are priced using unadjusted quoted market prices for identical assets in active markets.

Common stock; Other: Comprised of actively traded, exchange listed U.S. and international equity securities and valued based on unadjusted quoted prices for identical assets in active markets.

Short-term investments: Comprised of actively traded short-term bonds and money market funds that have daily quoted net asset values for identical assets.

Derivative contracts: Comprised of free-standing exchange listed derivatives that are actively traded and valued based on quoted prices for identical instruments in active markets.

Level 2 Measurements – Fair values of financial assets and financial liabilities are obtained from an independent pricing service or outside brokers, and are based on prices for similar assets or liabilities in active markets or valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability. Additional pricing services are used as a comparison to ensure realistic fair values are used in pricing the investment portfolio.

Municipal securities: Municipal bonds are valued based on models or matrices using inputs including quoted prices for identical or similar assets in active markets.

Mortgage-backed securities: Valued based on models or matrices using multiple observable inputs, such as benchmark yields, reported trades and broker/dealer quotes, for identical or similar assets in active markets.

Corporate securities: Valued based on a multi-dimensional model using multiple observable inputs, such as benchmark yields, reported trades, broker/dealer quotes and issue spreads, for identical or similar assets in active markets.

Redeemable and Non-redeemable preferred stock: Valued based on observable inputs, such as underlying and common stock of same issuer and appropriate spread over a comparable U.S. Treasury security, for identical or similar assets in active markets.

Derivative contracts; Notes payable: Comprised of interest rate swaps that are valued based on models using inputs, such as interest rate yield curves, observable for substantially the full term of the contract.

Level 3 Measurements – Fair values of financial assets are based on discounted cash flow price modeling performed by management with inputs that are both unobservable and significant to the overall fair value measurement, including any items in which the evaluated prices obtained elsewhere were deemed to be of a distressed trading level.

Municipal securities: Comprised of certain distressed municipal securities for which valuation is based on models that are widely accepted in the financial services industry and require projections of future cash flows that are not market observable. Included in this category are $3.0 million of auction rate securities (“ARS”). ARS are valued based on a discounted cash flow model with certain inputs that are significant to the valuation, but are not market observable.

The Company’s total financial instruments at fair value are reflected in the consolidated balance sheets on a trade-date basis. Related unrealized gains or losses are recognized in net realized investment gains and losses in the consolidated statements of operations. Fair value measurements are not adjusted for transaction costs.

The following table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
	(in thousands)
Assets
Fixed maturity securities:
U.S. government bonds and agencies	$9,898	$—	$—	$9,898
Municipal securities	—	2,184,684	2,984	2,187,668
Mortgage-backed securities	—	202,326	—	202,326
Corporate securities	—	65,727	—	65,727
Redeemable preferred stock	—	16,054	—	16,054
Equity securities:
Common stock:
Public utilities	39,148	—	—	39,148
Banks, trusts and insurance companies	11,328	—	—	11,328
Industrial and other	186,294	—	—	186,294
Non-redeemable preferred stock	—	10,621	—	10,621
Short-term investments	204,756	—	—	204,756
Derivative contracts	—	13,046	—	13,046

Total assets at fair value	$451,424	$2,492,458	$2,984	$2,946,866

Liabilities
Notes payable	—	139,276	—	139,276
Derivative contracts	2,803	—	—	2,803
Other	2,492	—	—	2,492

Total liabilities at fair value	$5,295	$139,276	$—	$144,571

As required by SFAS No. 157, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Level 1 or Level 2) and unobservable (Level 3).

Item 15. Exhibits and Financial Statement Schedules, page 111

5.	We note that you have not included the exhibits and schedules to the Credit Agreement filed as Exhibit 10.34. Please amend your filing to include all exhibits and schedules to Exhibit 10.34.

Response: The Company acknowledges the Staff’s comment and will file the Credit Agreement with all exhibits and schedules with its next periodic report.

DEF 14A

Item 11. Executive Compensation

Compensation Discussion and Analysis

Objective and Overview, page 9

6.	We note your disclosure that your compensation program is designed to provide executive officers total compensation commensurate with responsibilities and competitive with compensation provided to executives in like positions, based in part on the company’s continuing surveillance of industry and general business practices. Please revise your Compensation Discussion and Analysis disclosure to address whether the company engaged in any benchmarking of total compensation or any material element of compensation and identify any benchmark utilized and the component companies comprising the benchmark. Please refer to Regulation S-K, Item 402(b)(2)(xiv).

Response: The Company acknowledges the Staff’s comment and confirms that it will revise its Compensation Discussion and Analysis disclosure in future proxy statements to address whether it engaged in any benchmarking of total compensation or any material element of compensation and identify any benchmark utilized and the component companies comprising the benchmark.

Item 13. Certain Relationships and Related Person Transactions, page 16

7.	Pursuant to Item 601(b)(10) of Regulation S-K, please file as an exhibit to your 10-K the agreement governing the payment of $1,050,107 in commission to Metro West Insurance Service and the agreement governing the payment of $731,485 in commissions to the McClung Insurance Agency. If the terms of the agreement with the McClung Insurance Agency are not pursuant to the company’s standard agency contract, please revise your disclosure to include this fact.

Response: For the reasons described below, the Company requests that it not be required to file with the Commission the agreements between the Company and each of Metro West Insurance Services and McClung Insurance Agency:

•	Each of these agreements use the Company’s standard form of agency agreement with no unique or special provisions that are unavailable to the Company’s other producers.

•

With respect to Metro West Insurance Services, as described in the Company’s Proxy Statement for its 2009 Annual Meeting of Shareholders, Metro West Insurance Services was sold in February 2008 and as a result of the sale transaction, payments to the agency no longer require disclosure under Item 404(a) of Regulation S-K. Additionally, the bulk of the commissions paid to Metro West Insurance Services were paid after the sale transaction.

•

With respect to McClung Insurance Agency, as described in the Company’s Proxy Statement for its 2009 Annual Meeting of Shareholders, Mr. Charles McClung retired from the Board of Directors of the Company in January 2009 and as a result of the sale transaction, payments to the agency no longer require disclosure under Item 404(a) of Regulation S-K.

•

The Company has determined that the amounts paid under these contracts are so insignificant that filing the contracts would not provide any material additional information to investors. The amount at interest in the Metro West Insurance Services agreement represented 0.04% of the Companies net revenues for the 2008 fiscal year, and the amount at interest in the McClung Insurance Agency agreements represented 0.03% of the Companies net revenues for the 2008 fiscal year.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Consolidated Statements of Cash Flows, page 5

8.	Please explain to us how your investing activities labeled as “available for sale in nature” are consistent with your classification of fixed maturities and equity securities as trading.

Response: As a result of the adoption of SFAS 159, pursuant to paragraph 29 of the Statement, the previously classified available-for-sale securities are now classified as trading securities on the Consolidated Balance Sheets. However, these securities are classified as “available-for-sale in nature” in the Consolidated Statements of Cash Flows pursuant to SFAS 159, Appendix A, paragraph A42, which reads in part:

“The Board concluded that the cash receipts and cash payments related to trading securities as well as to financial assets and financial liabilities for which the fair value option has been elected should be classified pursuant to Statement 95 (as amended) based on the nature and purpose for which the related financial assets and financial liabilities were acquired or incurred.”

The cash flows included in the investing category within the Consolidated Statements of Cash Flows represent the entirety of the sources and uses of cash from the Company’s investment portfolio. The Company believes that such categorization is appropriate based on the fact that the reclassification of investments from available-for-sale to trading results only from the adoption of the fair value option for measurement purposes, as discussed above in response to Comment 2. The nature of the Company’s investing activities was not altered by the adoption of SFAS 159. Any classification of the sources and uses of cash related to the investment portfolio other than as an investing activity would be misleading and inconsistent with the nature of the cash flows.

Please direct any questions regarding the foregoing information to the undersigned at (323) 937-1060. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ THEODORE STALICK
Theodore Stalick
Chief Financial Officer

cc:	George Joseph

Gabriel Tirador

David Yeager

Nathan Bessin

Martha Marcon

Donald Newell

Donald Spuehler

Mercury General Corporation

Mark McMorrow

Summer Loveland

KPMG LLP

Joshua E. Little, Esq.

Durham, Jones & Pinegar, P.C.